Austin Legal Group, APC
Lawyers 3990 Old Town Ave, Ste A-101 San Diego, CA 92110

Attorneys Licensed in California, Hawaii & Texas Telephone (619) 924-9600

Facsimile (619) 881-0045	Writer’s Email: jeff@austinlegalgroup.com

October 3, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Dorrie Yale and Catherine De Lorenzo

Re:	JFB Construction Holdings
Draft Registration Statement on Form S-1 Submitted July 19, 2024
CIK No.: 0002024306

Dear Ms. Yale and De Lorenzo:

Please see below for responses to the Division’s letter dated August 15, 2024 regarding the above captioned matter. All questions have been addressed in an Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1, filed October 3, 2024 (“Amendment”) and/or as further herein detailed.

Draft Registration Statement on Form S-1 Cover Page

1.	We refer to your statement here that you are “assuming” a public offering price that is applicable if “all” Units offered are sold. Please revise to clarify whether this is the offering price, or the mid-point of a range, or advise. In addition, please ensure that your disclosures reflect a firm number of shares to be offered hereunder prior to seeking effectiveness of your registration statement. Refer to Item 501(b)(2) and (3) of Regulation S-K.

Response:	The Company acknowledges the Staff’s comment and has clarified that the offering price listed in the Form S-1 is the public offering price rather than an assumed price or mid-point of a range. The Company also confirms that its disclosures will reflect a firm number of shares to be offered prior to seeking effectiveness of its registration statement.

2.	Expand footnote 1 to quantify the amount of the option granted to the underwriter.

Response:	The Company acknowledges the Staff’s comment and has expanded the footnote to clarify that the option granted to the underwriter is for 125,000 Units.

October 3, 2024 Page 2

Prospectus Summary, page 2

3.	The disclosure in the summary should be a balanced presentation of your business. Please revise to balance your disclosure regarding your business and development projects with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, and without limitation:

●	revise to balance your statement that you will “thrive in the years to come” with appropriate disclosure explaining that you will require significant expenditures to fund future growth and that you may not be able to obtain additional funds at all or on acceptable terms, as you discuss on page 9; and
●	balance your discussion of your recent increase in gross revenues by explaining that your results of operations are likely to fluctuate significantly and historical results should not be considered indicative of results for any future periods, as you state on page 14, and also that your revenues for the three months ended March 31, 2024 decreased by 57% compared to the prior period.

You should also revise to focus your disclosures on those projects that are completed or currently in development, and clarify the projects that are aspirational.

Response:	The Company acknowledges the Staff’s comment and revised the prospectus summary to provide a more balanced presentation of its business. In doing so, it has reduced the amount of disclosures that were purely aspirational in nature while focusing on how the influx from capital resulting from the offering will aid the Company’s growth. The Company has also added disclosures to more thoroughly discuss challenges, risks and limitations that could harm the Company’s business or inhibit its strategic plans.

4.	You state that your primary market is the Florida Atlantic region and that you have completed projects across 36 states. Please revise to disclose the state(s) of the majority of your construction projects. In addition, balance your disclosure by discussing the competitive state of the industry in these areas, and also highlight your significant reliance on a single customer by quantifying the percentage of your revenues resulting from it.

Response:	The Company acknowledges the Staff’s comment and has revised its disclosures to name the states of the majority of its construction projects are located, discussing the competitive state of the industry and highlight its reliance on a single significant client. The geographic market for each of our business are distinct, which has been further disclosed and addressed. For example, the geographic market for our franchise construction market varies from our general commercial construction and residential construction markets.

5.	Please revise your summary risk factors as follows:

●	revise the fourth bullet on page 4 to quantify the amount of cash held as of a recent date that is in excess of the FDIC insurance limit, and identify the financial institution;
●	revise the twelfth bullet on page 5 to quantify the control ownership percentage; and
●	revise the 21st bullet on page 5 to quantify the percentage of total revenues from these customers.

Response:	The Company acknowledges the Staff’s comment and has revised the summary risk factors to include the information related to the FDIC insurance limit, and to quantify the control ownership percentage and percentage of total revenues.

Risk Factors, page 8

6.	Please ensure that you expand in this section each of the summary risks you note in the Summary section. For example, please add a risk factor to discuss the risks arising from economic conditions that impact consumer spending.

Response:	The Company acknowledges the Staff’s comment and has expanded the Risk Factors to include each summary risk.

October 3, 2024 Page 3

Risks Relating to our Business and Strategy

We do not have a significant operating history. . ., page 8

7.	We refer to your disclosure that you do not have a significant operating history. We also note that you commenced operations in May 2014, and that you state in the Summary section that you have “built a reputation and network of clients and partners.” Please revise to discuss specific issues to explain why you do not believe you have a significant operating history despite the number of years of operations and add balancing disclosure in your Summary section to highlight these issues.

Response:	The Company acknowledges the Staff’s comment. Upon further evaluation, it has determined that 10 years of operations, including the reputation and network of client and partners attained, is sufficient history to constitute a significant operating history. Therefore, this risk factor has been removed and no longer considered a material disclosure for the Company.

Increased costs of labor and materials can materially adversely affect our business. . ., page 11

8.	Expand your discussion in this risk factor to specifically discuss how recent inflationary pressures have materially impacted your operations. In this regard, we note your discussion on page 30 disclosing that your interest expense increased by more than 600% in the three months ended March 31, 2024 as compared to the prior period primarily because of an increase in residential project funding and that your revenues during this period declined partly because of inflation and high interest rates on construction loans.

Response:	The Company acknowledges the Staff’s comment and has expanded the relevant risk factor to discuss how recent inflationary pressures have materially impacted its operations. In regard to the interest expense increase, the Company has revised the way in which interest expenses were booked, thereby reducing the amount of interest expenses booked. Further, the Company has not incurred any interest expenses related to labor or materials during the relevant periods.

Risks Relating to Our Securities and this Offering

The market price of our common stock is likely to be highly volatile.…, page 16

9.	Please revise your disclosure to discuss the risks to investors investing in stock where the price is changing rapidly. Also clearly state that instances of extreme stock price run-ups followed by rapid price declines and stock price volatility may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response:	The Company acknowledges the Staff’s comment and has revised the risk factor to discloses the risks to investors and clearly state the requested information.

Cautionary Note Regarding Forward-Looking Statements, page 23

10.	We note your statement that forward-looking statements are comprised of “[a]ll statements [] other than statements of historical fact.” This definition of forward-looking statements is overly broad. Please revise accordingly.

Response:	The Company acknowledges the Staff’s comment and has revised the cautionary note regarding forward-looking statements to narrow its breadth.

October 3, 2024 Page 4

Industry and Market Data, page 24

11.	We note your statements that you have not independently verified industry and market data obtained from various third-party sources and that the accuracy and completeness of the information are not guaranteed. As it is not appropriate for the company to directly or indirectly disclaim liability for information in the registration statement, please remove such disclosure or include a sentence specifically confirming that you are responsible for all disclosures in the registration statement.

Response:	The Company acknowledges the Staff’s comment and has revised the Industry and Market Data section to addressed the noted concerns presented by the Staff.

Dilution, page 27

12.	We note your pro forma net tangible book value as of March 31, 2024, for the issuance of 360,000 shares of Class A Common Stock to Chartered Services, LLC for consulting services in 2024, was approximately $6,179,323 or approximately $1.70 per share. Please tell us how you calculated $1.70 per share.

Response:	The pro forma net tangible book value was calculated erroneously. The dilution section has been revised to properly reflect pro forma net tangible book value as of June 30, 2024 (based on updated financials), for the issuance of 3,640,000 shares of Class A Common Stock and 4,000,000 shares of Class B Common Stock in association with the Reorganization and the issuance of 360,000 shares of Class A Common Stock to Chartered Services, LLC for consulting services in 2024. The pro forma net tangible book value, as of June 30, 2024 was $6,005,828 or approximately $0.75 per share rather than approximately $6,179,323 or approximately $1.70 per share.

Results of Operations, page 29

13.	We refer to your explanation that the decrease in revenue from March 31, 2024 and the prior period is due to several factors, including seasonality in the industry, inflation, and high interest rates on construction loans. Please expand your disclosure to provide additional context for the effect of seasonality. In addition, please revise to identify the principal factors contributing to your inflationary pressures aside from the higher interest rates on loans (e.g., from your supply chain or labor shortages), and expand your discussion on the higher interest rates for your loans. Identify actions taken or planned, if any, to mitigate the impact of these factors.

Response:	The Company acknowledges the Staff’s comments and has expanded its disclosure to provide additional context of the effect of seasonality, identify the principal factors contributing to inflationary pressure and expand out discussion on higher interest rates. Further, the Company has identified actions planned to mitigate the impact of these factors.

14.	Please provide a breakdown of your backlog of contracts, current contracts and contracts that you have bid on. With respect to the backlog and current contracts, please clarify which are fixed price contracts and which are cost-plus contracts.

Response:	The Company acknowledges the Staff’s comments and has add a subsection titled “Current, contracted and prospective projects” to the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations on page 33.

October 3, 2024 Page 5

Business

Business Segments, page 35

15.	Please revise your disclosure regarding each of the business segments to provide additional information regarding the business of each segment, and include information regarding your current projects and upcoming developments for which you have entered into contracts. Disclose the status of any government approvals or preliminary steps that remain necessary. Revise to discuss your use of subcontractors, as we note you have disclosure discussing risks relating to your use of subcontractors, but you also state on page 39 that you rely on your own “skilled tradesmen, rather than outsourcing to subcontractors.”

Response:	The Company acknowledges the Staff’s comments and has revised its disclosures regarding each business segments to more clearly state its current projects, upcoming developments and the status of relevant permitting and approvals. The Company also revised its disclosures to discuss when subcontractors are utilized versus our in-house tradesman within the “Impediments to Business Progress” section.

16.	Please add a discussion regarding the types of agreements you have with your clients, subcontractors, and other suppliers, including the material terms of those agreements. With respect to your discussion of your business with franchisees, please revise to discuss your “strategic alliances” with franchisors, and explain if you submit bids for these contracts. Also revise to provide an overview of which projects require bids, how management determines whether to bid on any particular project, and provide investors with some context regarding your success rate for being awarded such projects.

Response:	The Company acknowledges the Staff’s comments and has revised its disclosures accordingly to discuss its agreements with clients, subcontractors and suppliers, and provide explanations on the Company’s bidding process, including our success rate and impact on the Company’s business, for our various types of projects. Disclosures related to the “strategic alliances” with franchisors has been revised and is classified as a “preferred builder” to more accurately reflect our relationships with the franchisors. Further, more information has been provided on the bidding process as a preferred builder. Disclosures related to this comment can be found within the “Project Delivery and Operational Framework” sections on pages 6 and 40, as well as the “Preferred Builder Status with Franchisors” subsection on page 44.

17.	You disclose on page 13 that a substantial portion of your revenue is derived from services provided to a single customer, and also state on page 5 that you are dependent on a “limited number” of customers. To the extent you are dependent on a few major customers, please revise your disclosures appropriately. In addition, expand your description of the company’s business to disclose the type of business you conduct with your major customer. See Item 101(h) of Regulation S-K. Additionally, please file as an exhibit any material agreements or contracts you may have with this customer and any other customer on which your business is substantially dependent. See Item 601(b)(10)(ii) of Regulation S-K.

Response:	The Company acknowledges the Staff’s comment and has revised its disclosures to provide clarity that it relies on a single substantial client rather than a limited number. Further, the business section has been expanded to include to disclose the type of business the Company conducts with its major customer. Finally, the form agreement used with the significant client, and other larger construction projects, has been has filed as Exhibit 10.10. For clarification purposes, the substantial portion of the revenue is derived from services provided to this client on multiple projects, each of which utilizes the form agreement rather than a master service agreement or the like.

October 3, 2024 Page 6

18.	We note your statements on pages 4 and 36 that you have a recent agreement as the contractor for a 79-unit townhome development. You also disclose on page 54 that you were recently awarded a $21 million project with Rare Capital Partners to build an 80- townhome rental community in Port Salerno FL. Please tell us whether these are the same projects and revise your business section on page 36 to include these details.

Response:	The Company acknowledges the Staff’s comment and confirms these are the same project. The Company has also revised the disclosures to clarify that the project is a 79-unit townhouse development with an additional community clubhouse rather than a 79 or 80-unit townhome community.

Insurance, page 42

19.	Please expand your discussion to explain how you handle insurance coverage for development projects that involve sub-contractors.

Response:	The Company acknowledges the Staff’s comment and has adding information explaining how it handles insurance coverage for development projects that involve sub-contractors.

Management, page 43

20.	Please revise the biographical information for each officer and director to provide the information regarding his experience required by Item 401(e) of Regulation S-K.

Response:	The Company acknowledges the Staff’s comment and has revised the biographical information to comply with Item 401(e) of Regulation S-K.

Executive and Director Compensation, page 48

21.	Expand your disclosures regarding the compensation for your officers to include the potential bonus amounts payable to them, as set forth in their employment agreements.

Response:	The Company acknowledges the Staff’s comment and has updated its disclosures regarding the compensation for your officers to include the potential bonus amounts payable to them, as set forth in their employment agreements.

Description of Capital Stock, page 56

22.	Please revise your disclosures regarding voting rights to be consistent with the terms of your governing documents. For example, we note that certain bylaw amendments may require supermajority vote. Also revise to clarify why your Nevada articles of incorporation appear to indicate that they will be amended pursuant to the laws of the state of Florida. In addition, expand your disclosures to discuss the ability for stockholders to take action by written consent.

Response:	The Company acknowledges the Staff’s comment and has amended its governing documents to eliminate inconsistencies, such as the erroneous amendments pursuant to Florida law, and updated its related disclosures to accurately reflect such governing documents and include information requested by the Staff.

October 3, 2024 Page 7

Consolidated Balance Sheets, page F-3

23.	Please revise your balance sheets to present the number of shares issued and outstanding, along with the dollar amount for each class of common stock, for the respective periods. Additionally, we note Class A and Class B common stock amounts are presented in your capitalization table on an actual basis on page 26, but not in your consolidated statements of changes in shareholder equity for the three months ended March 31, 2024. Please reconcile this discrepancy.

Response:	The Company acknowledges the Staff’s comment. The balance sheet and Note 9 – Equity in the interim financial statement have been updated to accurately present the capital structure of the Company. Please note, per footnote 2 of the capitalization table, all shareholders’ equity has been adjusted in the table to give effect for the “Reorganization” which was completed on July 18, 2024. As a result, the Reorganization is not fully reflected for in the interim financial statements and is addressed in Note 10 – Subsequent Events. Based on this variance and timing of the issuances related to the Reorganization, the capitalization table reflects 3,640,000 shares of Class A Common Stock and 4,000,000 shares of Class B Common Stock issued and outstanding where the interim financial statement balance sheet reflects 100 shares of Class A Common Stock issued and outstanding.

Notes to the Audited Financial Statements

Note 2 - Summary of Significant Accounting Policies Revenue Recognition, page F-7

24.	Please revise to expand your revenue recognition policy disclosure to include sufficient information to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contract with customers. Your expanded disclosure should discuss, but not be limited to, your revenue arrangements, including the nature of your arrangements, description of goods or services provided, key terms, the specific performance obligations and timing of satisfaction of performance obligations. Refer to ASC 606-10-50.

Response:	The Company acknowledges the Staff’s comment. Note 2 – Summary of Significant Account Policies has been updated to disclose additional information regarding the Company’s revenue recognition policy to enable users to better understand the policy.

Note 3 - Revenue from Contracts with Customers, page F-9

25.	Please revise to provide the disaggregated disclosures with respect to your revenues as required by ASC 606-10-50-5 and all disclosures required by ASC 606-10-50-8 with respect to your contract balances, or advise.

Response:	The Company acknowledges the Staff’s comment and has further disaggregated its disclosures regarding revenues and contract balances.

Note 7 - Related Party Transactions, page F-11

26.	Please identify on the face of your consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows, the amounts of all related party transactions and balances pursuant to Rule 4-08(k) of Regulation S-X.

Response:	The Company acknowledges the Staff’s comment regarding the amounts of all related party transactions and balances pursuant to Rule 4-08(k) of Regulation S-X. The balance of the related party transactions was previously disclosed and remain in the interim financial statement. However, the footnotes, statements of income and balance sheets in the annual and interim financial statements have been updated to more thoroughly disclose and breakout the relevant related party transactions and balances in response to this comment.

October 3, 2024 Page 8

27.	We note your disclosure on page 54 of agreements with related parties, Aura Commercial LLC, Loose Cannon LLC and Capo 7, LLC. However, these related party transactions are not disclosed in your notes to the financial statements for the respective periods. Please revise your disclosure to discuss these related party transactions or advise.

Response:	The Company acknowledges the Staff’s comment and has revised the related party transactions within the financial statements and registration statement to accurate reflect all relevant related party transactions.

Exhibits

28.	Please refile applicable exhibits so that each exhibit is in the proper text-searchable format. See Item 301 of Regulation S-T.

Response:	The Company acknowledges the Staff’s comment and has refiled applicable exhibits so that each exhibit is in the proper text-searchable format.

29.	We note your statement on page 55 that you have entered or will be entering into indemnification agreements with each of your directors and officers. Please file such agreements (or forms thereof) as exhibits.

Response:	The Company acknowledges the Staff’s comment and has filed the form indemnification agreement for directors and officer as Exhibit 10.11.

General

30.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response:	At this time, no written communications, as defined in Rule 405 under the Securities Act, have been presented to present or potential investors in reliance of Section 5(d) by the Company, or anyone authorized by the Company. If such written communications are expected in the future, copies shall be provided and retained.

If you have any questions relating to any of the foregoing, please contact Jeffrey Moriarty, Esq. of Austin Legal Group, APC at (619) 924-9600.

Sincerely,

AUSTIN LEGAL GROUP, APC

Jeffrey Moriarty, Esq.